

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions required by 17 C.F.R. §240.15(d)(1) and (4) under which 1851 Securities, Inc. claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

Hartford, Connecticut
February 26, 2026



NASSAU

P.O. Box 22012
Albany, NY 12201-2012

www.nfg.com

1851 Securities, Inc.
Exemption Report for the Period January 1, 2025 through December 31, 2025

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Peter W. Hosner, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Peter W. Hosner, Jr.

Title: CFO and FINOP

February 26, 2026

1851 Securities, Inc.

(a wholly-owned subsidiary of NSRE BD Holdco, LLC)

Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2025

1851 Securities, Inc.
Table of Contents



CohnReznick

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc., as of December 31, 2025, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Related to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 26, 2026

1851 Securities, Inc.

Statement of Financial Condition as of December 31, 2025

Assets:

Cash	$ 1,751,145
12b-1 fees receivable from affiliate	499,270
Commission allowance receivable from affiliate	1,019
Prepaid regulatory expenses	23,807
Total assets	**$ 2,275,241**

Liabilities:

Commission payable to third parties	$ 1,019
Payable to affiliate	523,168
Total liabilities	**524,187**

Stockholder's Equity:

Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	10,011,607
Accumulated deficit	(8,260,554)
Total stockholder's equity	**1,751,054**
Total liabilities and stockholder's equity	**$ 2,275,241**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2025

Revenues:	
12b-1 fees	$ 2,959,233
Commission allowance	6,146,478
Total revenues	**9,105,711**
Other income	**69,850**
Expenses:	
12b-1 expense	2,959,233
Commission expense	6,146,478
Salary and other compensation	94,601
Regulatory, professional and other fees	396,428
Reimbursement of expenses from affiliate	(483,441)
Total expenses	**9,113,299**
Net income	**$ 62,262**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2025

Common Stock:		
Balance, beginning of year	$	1
Common shares issued		—
Balance, end of year	$	1
Additional Paid-in Capital:		
Balance, beginning of year	$	10,011,607
Capital contribution received from parent		—
Balance, end of year	$	10,011,607
Accumulated Deficit:		
Balance, beginning of year	$	(8,322,816)
Net income		62,262
Balance, end of year	$	(8,260,554)
Total Stockholder's Equity:		
Balance, beginning of year	$	1,688,792
Net income		62,262
Balance, end of year	$	1,751,054

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
<u>**Statement of Cash Flows for the Year Ended December 31, 2025**</u>

Cash Flows from Operating Activities:		
Net income	$	62,262
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in 12b-1 fees receivable from affiliate		48,068
Increase in commission allowance receivable from affiliate		(144)
Increase in prepaid regulatory expenses		(1,054)
Increase in commission payable to third parties		144
Decrease in payable to affiliate		(46,923)
Net cash provided by operating activities		62,353
Net increase in cash		**62,353**
Cash, beginning of year		**1,688,792**
Cash, end of year	$	**1,751,145**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of NSRE BD Holdco, LLC ("BD Holdco") whose ultimate parent is Nassau Insurance Group Holdings, L. P. ("Nassau"). Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Nassau Life Insurance Company of New York ("NNY"), formerly Phoenix Life Insurance Company, PHL Variable Insurance Company ("PHL") and Nassau Life and Annuity Company ("NLA"), formerly Phoenix Life and Annuity Company. NNY policies underwritten by 1851 include policies originally issued by Foresters Life Insurance and Annuity Company and Delaware Life Insurance Company of New York, which were acquired by and merged into NNY in 2020 and 2023, respectively. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

New Accounting Pronouncement

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard requires enhanced income tax disclosures, including expanded categories within the rate reconciliation, additional information on income taxes paid disaggregated by jurisdiction, and separate disclosure of domestic and foreign pretax income. The Company has adopted ASU 2023-09 and the adoption does not have a material impact on its financial statements.

Cash and Cash Equivalents

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2025.

Income Taxes

The Company was included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by The Nassau Companies of New York ("NCNY") through September 30, 2018. On October 1, 2018, PM Holdings Inc. ("PM Holdings") sold 100% of the stock of the Company to BD Holdco, a disregarded entity for U.S. federal income tax purposes that is wholly-owned by Nassau Reinsurance, LLC ("NSRE LLC"). As such, the Company is no longer included in the NCNY consolidated federal income tax return and files a consolidated federal income tax return with NSRE LLC. The Company did not recognize any gain or loss for tax purposes associated with the transaction.

The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit for tax periods prior to September 30, 2018 is governed by the tax sharing agreement between the Company, NCNY and other affiliates. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2020 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the Statement of Financial Condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at a point in time upon closing of a transaction.

1851 provides distribution services and 1851's obligation is to stand ready to provide the same distribution services daily. The nature of 1851's obligation does not change from day to day, even though the underlying activities could vary from day to day. 1851 promises to provide a series of distinct (i.e., daily) stand-ready distribution services that are accounted for as a single performance obligation on a daily basis as the services are performed. 12b-1 fees receivable from affiliate were $547,338 and commission allowance receivable from affiliates were $875 as of January 1, 2025.

Concentration of Business and Credit Risk

At December 31, 2025, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2025, the Company has uninsured cash in the amount of $1,501,145.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Furthermore, the Company has not experienced any loses in such accounts and believes it is not exposed to any significant risk related to cash. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Segment Reporting**

The Company is engaged in a single line of business as an underwriter of variable life insurance policies and variable annuity contracts. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income (see Statement of Operations) to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Segment assets are reported on the Statement of Financial Condition as total assets. The CODM does not evaluate the business using asset information. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies.

3. **Transactions with Affiliates**

1851 has an expense agreement dated August 15, 2010, as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016 with an affiliate, PHL. On June 1, 2017, the agreement was amended with an affiliate, The Phoenix Companies, Inc. On October 13, 2018, the agreement was amended with an affiliate, NCNY. On July 1, 2020, the agreement with NCNY was again amended. Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e. income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $483,441 in operating expenses for the year ended December 31, 2025, which was offset by paid expenses by affiliates of $483,441.

Per the June 1, 2017 expense agreement, as amended, as of October 13, 2018, and again as of July 1, 2020, 1851 shall also pay an administrative expense to NCNY an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliate for the difference. 1851 incurred administrative expense of $2,959,233 in 12b-1 fees and $6,146,478 in commission expense to related third parties during the year ended December 31, 2025.

1851 performs underwriting services for NNY, PHL and NLA, all wholly-owned subsidiaries of Nassau Re. Commission income earned from these affiliates during the year ended December 31, 2025 was $6,146,478 and 12b-1 income earned was $2,959,233.

The Company has no employees.

4. **Regulatory Matters**

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2025.

1851 Securities, Inc.
Notes to Financial Statements

At December 31, 2025, 1851 had Net Capital of $1,226,958 and a Net Capital requirement of $34,946 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2025, 1851 had an aggregate indebtedness to Net Capital ratio of 0.43 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 Footnote 74 of SEC Release 34-70073 from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2025, 1851 was in compliance with the conditions of this exemption.

5. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of income tax expense for the year ended December 31 were as follows:

	2025
Current	
Federal	$ —
State	—
Deferred	
Federal	—
State	—
Total income tax expense	**$ —**

10

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2025	
Statutory rate	$ 13,075	21.0 %
Above-the-line interest/penalties	—	0.0 %
Valuation allowance	(17,745)	(28.5)%
State tax expense [1]	4,670	7.5 %
Total income tax expense	$ —	0.0 %

[1] State taxes in Connecticut make up 100% of the tax effect in this category.

The following summarizes deferred income taxes for the year ended December 31:

	2025
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,736,237
State net operating loss carryforward	620,084
Gross deferred tax assets	2,356,321
Less valuation allowance	(2,356,321)
Net deferred tax assets	$ —

At December 31, 2025, 1851 has federal net operating loss carryforwards of $7,957,657 that are scheduled to expire between 2030 and 2037 and state net operating loss carryforwards of $8,267,795 that are scheduled to expire between 2030 and 2055. The federal net operating losses generated after tax year 2017 will be carried forward indefinitely as a result of Tax Reform.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,356,321 of gross deferred tax assets at December 31, 2025. This is a decrease of $17,745 from the year ended December 31, 2024.

As of December 31, 2025, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2025.

7. <u>**Subsequent Events**</u>

The Company evaluated events subsequent to December 31, 2025 and through February 26, 2026, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

As of December 31, 2025

Net capital

Total stockholder's equity	$ 1,751,054
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	499,270
Commission allowance receivable from affiliate	1,019
Prepaid regulatory expenses	23,807
Total deductions from net capital	524,096
Net capital before specific reduction in the market value of securities	1,226,958
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 1,226,958

Aggregate indebtedness

Items included in Statement of Financial Condition	
Commission payable to third parties	$ 1,019
Payable to affiliate	523,168
Total aggregate indebtedness	$ 524,187

Computation of basic net capital requirement

Minimum net capital required (based upon aggregate indebtedness)	$ 34,946
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 34,946
Excess in net capital	$ 1,192,012
Excess in net capital at 1,000%	$ 1,174,539
Ratio: aggregate indebtedness to net capital	0.43 to 1

**Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2025)**

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 14, 2026.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2025 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Footnote 74 of SEC Release 34-70073.

See Report of Independent Registered Public Accounting Firm.

1851 Securities, Inc.
Schedule III

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2025 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Footnote 74 of SEC Release 34-70073.

See Report of Independent Registered Public Accounting Firm.